FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on February 23, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: February 23, 2007	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

(Translation)

February 23, 2007

Press Release:

Company Name: Representative:	Komatsu Ltd. Masahiro Sakane Representative Director and President
Code No.:	6301
Listing:	First sections of the Tokyo Stock Exchange and Osaka Securities Exchange
Name and Title of Contact Person:
Tadashi Okada
General Manager of
Corporate Communications Dept.
Telephone Number:	03-5561-2616

Re: Komatsu’s Redemption of Its Own Shares in 2005

Komatsu Ltd. (President & CEO: Masahiro Sakane) announced today that it is currently under investigation by the Japanese Securities and Exchange Surveillance Commission (“SESC”) in relation to Komatsu’s redemption in July, 2005 of some of its own shares from the market.(see below for details). In the course of the investigation, Komatsu has come to realize that some of its corporate conduct related to the said redemption could constitute a violation of Paragraph 1, Article 166 of Japan’s Securities and Exchange Law which prohibits insider trading.

More specifically, Komatsu admits that there was a violation of the Law in its handling of a prescribed “material fact”. In order to prevent recurrence of the problem, Komatsu will vigorously review its rules and systems and will conduct thorough training of its personnel.

Factual Details

Komatsu redeemed 1,700,000 shares of its own common stock from the market during the period from July 4 through July 19, 2005, by depositing the funds required for the redemptions in advance with a trust bank that would redeem the shares under certain prescribed conditions. On July 13, 2005, in the midst of the redemption period, Komatsu publicly announced the dissolution of one of its subsidiaries whose main features are described in the below. [The dissolution of a subsidiary like KFN is considered a “material fact” under the relevant Law and there is no de minimis exemptions. Therefore, Komatsu’s redemption of its own shares before the disclosure of KFN’s dissolution constitutes a violation.]1

Although the final disposition of this matter is yet to be determined by SESC, it is Komatsu’s understanding that, in the event that an administrative surcharge is to be imposed, the amount of such surcharge would be some tens of million Japanese yen (some hundreds of thousand US Dollars).

Main Features of Dissolved Subsidiary

Corporate Name:	Komatsu Finance (Netherlands) B.V. (“KFN”)

Establishment:	May, 1987

Equity Capital:	€138,000 (Approx. ¥20 million), 100% owned by Komatsu Ltd.

Total assets:	€3,474,000 (Approx. ¥500 million) as of March 31, 2005

Line of business:	Fundraising and financing for Komatsu Group companies in Europe.

Reasons for dissolution:	Due to the transfer of KFN’s aforementioned functions to Komatsu Europe Coordination Center N.V. (another wholly owned Komatsu subsidiary based in Belgium), KFN ceased its operational activities in substance and Komatsu had no plans to utilize KFE for other purposes.

[1]	The sentence in brackets is not in the Japanese version of this press release and is included in the English version by way of explanation.